Exhibit 99.1

PAN AMERICAN SILVER INCREASES PROVEN AND PROBABLE
MINERAL RESERVES AFTER SUCCESSFUL 2011 EXPLORATION
CAMPAIGN

 (All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, British Columbia – February 22, 2012 – Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (“Pan American” or the “Company”) today announced the results of its 2011 exploration activities, which more than replaced the Proven and Probable silver Mineral Reserves mined during 2011.

Last year, Pan American spent $25.1 million in direct exploration, completing over 190,000 meters of diamond drilling at its seven operating mines and selected greenfield projects.  Through its successful 2011 exploration program, the Company discovered 29.3 million ounces of new Proven and Probable silver Mineral Reserves, which more than replaced the 24.7 million contained ounces of silver that were mined during 2011.  At December 31, 2011, Pan American had Proven and Probable silver Mineral Reserves of 235.3 million contained ounces, an increase of 2% as compared to 2010’s year-end Mineral Reserves.

The most notable exploration success was at the La Colorada mine, where exploration drilling added 10.6 million new ounces of silver.  In 2011, La Colorada’s Mineral Reserves grew by 15% from the prior year, to 44.1 million ounces of high-grade Proven and Probable silver Mineral Reserves at December 31, 2011.  La Colorada now has the second-largest Mineral Reserve in the Company’s portfolio of assets, behind the Huaron mine, which has 60.9 million ounces of silver in Proven and Probable Mineral Reserves.  In the past three years, Pan American has discovered over 39 million ounces of new Proven and Probable silver Reserves at La Colorada, mainly in sulphide mineralization of the NC2 vein.  The NC2 vein remains open at depth and to the east and will continue to be the focus of further exploration this year.  The sulphide mineralization at La Colorada not only contains high silver grades, but also contains substantial base metal and gold grades.

At the Alamo Dorado mine, exploration activities included infill drilling, collection of new geotechnical data, cost analysis and revision of the Mineral Resource estimation methodology.  This work added 4.3 million ounces to Proven and Probable silver Reserves, which will extend Alamo Dorado’s mine-life by approximately one more year.  The Company plans to carry out additional work in 2012 to further optimize the mine’s design and to potentially include a Phase 3 pit extension.

Other highlights of the 2011 exploration campaign include the complete replacement of silver ounces mined during 2011 at Huaron, Quiruvilca and San Vicente; however, industry-wide cost pressures, particularly in Argentina and the deterioration of concentrate sales terms, specifically for silver-rich copper concentrates from the Company’s Peruvian and Bolivian operations, impacted the exploration results at some of our operations.

The following table illustrates the changes in Pan American’s estimated Proven and Probable silver Mineral Reserves, year-over-year:

Proven & Probable silver Mineral Reserves as of December 31, 2010(1)	230.7 million ounces
Less mined ounces (contained) during 2011	(24.7) million ounces
Additions due to exploration during 2011	29.3 million ounces
Proven & Probable silver Mineral Reserves as of December 31, 2011(2)	235.3 million ounces

(1)	Prices used to calculate Mineral Reserves for 2011 were Ag $18.00 per ounce, Au $1,100 per ounce, Pb $1,950 per tonne, Zn $1,950 per tonne and Cu $6,500

(2)	Prices used to calculate Mineral Reserves for 2012 were Ag $25.00 per ounce, Au $1,350 per ounce, Pb $1,850 per tonne, Zn $1,750 per tonne and Cu $6,500

At 708.8 million ounces, Pan American’s Measured and Indicated silver Mineral Resources at December 31, 2011 remained similar to the previous year’s estimate, while Inferred silver Mineral Resources grew 26.5 million ounces to 271.7 million ounces.  These additions do not include the Mineral Resource estimate update currently underway at the Navidad development project, where the company conducted an extensive infill and confirmation drilling campaign during 2011.  These Mineral Resources will be updated when the Company issues the results of Navidad’s Feasibility Study later in 2012.

Commenting on this year’s exploration results, Michael Steinmann, Executive Vice President Geology and Exploration said, “2011 was another exceptional year for our brownfield exploration programs, which not only replaced the silver ounces we mined, but also increased our Proven and Probable silver Reserves.  Since 2004, our continued focus on mine-site exploration has generated substantial new value by adding over 198 million ounces of Proven and Probable silver Mineral Reserves, more than replacing the 165 million ounces we mined during the same period.”

In 2012 Pan American expects to invest $15.5 million to complete approximately 116,000 meters of diamond drilling at its seven operating mines.  In addition, the Company also plans to spend $7.8 million on greenfield exploration activities at selected properties in Mexico, Peru and Argentina.

Complete Mineral Reserve and Resource information for all metals, including tonnage and grades is available at www.panamericansilver.com.

Complete silver and gold Mineral Reserve and Resource information at December 31, 2011 is as follows:

MINERAL RESERVES – PROVEN AND PROBABLE
Property	Location	Type	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000’s oz)
Huaron	Peru	Vein	Proven	6.1	188	36.8	N/A	N/A
		Vein	Probable	4.2	177	24.1	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Proven	4.0	153	19.8	N/A	N/A
		Vein /Mantos	Probable	3.1	177	17.4	N/A	N/A
La Colorada	Mexico	Vein	Proven	1.8	399	22.5	0.44	24.6
		Vein	Probable	1.8	383	21.6	0.41	23.4
Quiruvilca	Peru	Vein	Proven	0.6	138	2.5	0.82	14.6
		Vein	Probable	0.4	136	1.7	0.77	9.5
Alamo Dorado	Mexico	Disseminated	Proven	7.0	88	19.7	0.28	63.8
		Disseminated	Probable	2.1	89	6.01	0.52	35.0
Manantial Espejo	Argentina	Vein	Proven	4.2	144	19.6	2.17	295.4
		Vein	Probable	2.2	135	9.6	2.13	151.2
San Vicente (95%)	Bolivia	Vein	Proven	1.7	449	24.1	N/A	N/A
		Vein	Probable	0.8	380	10.0	N/A	N/A
TOTAL (i)			Proven + Probable	39.9	184	235.3	0.96	617.6

MINERAL RESOURCES – MEASURED AND INDICATED
Property	Location	Type	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000’s oz)
Huaron	Peru	Vein	Measured	1.0	157	4.8	N/A	N/A
		Vein	Indicated	0.7	157	3.6	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Measured	1.4	124	5.6	N/A	N/A
		Vein /Mantos	Indicated	2.1	173	11.6	N/A	N/A
La Colorada	Mexico	Vein	Measured	0.2	194	1.0	0.18	1.0
		Vein	Indicated	1.0	370	12.3	0.39	12.9
Quiruvilca	Peru	Vein	Measured	0.3	121	1.0	0.44	3.5
		Vein	Indicated	0.3	120	1.1	0.37	3.5
Silver Stockpiles	Peru	Flux Material	Measured	0.2	318	1.9	N/A	N/A
Alamo Dorado	Mexico	Disseminated	Measured	1.0	49	1.7	0.22	7.4
		Disseminated	Indicated	2.1	82	5.5	0.35	23.5
Manantial Espejo	Argentina	Vein	Measured	2.2	98	7.0	1.16	83.6
		Vein	Indicated	3.7	85	10.1	1.01	119.8
San Vicente (95%)	Bolivia	Vein	Measured	0.4	120	1.7	N/A	N/A
		Vein	Indicated	0.2	112	0.8	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Measured	15.4	137	67.8	N/A	N/A
		Mantos, Diss.	Indicated	139.8	126	564.5	N/A	N/A
Pico Machay	Peru	Disseminated	Measured	4.7	N/A	N/A	0.91	137.5
		Disseminated	Indicated	5.9	N/A	N/A	0.67	127.1
Calcatreu	Argentina	Vein	Indicated	8.0	26	6.6	2.63	676.0
TOTAL (i)			Measured + Indicated	190.6	122	708.8	1.26	1,195.8

MINERAL RESOURCES – INFERRED
Property	Location	Type	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000’s oz)
Huaron	Peru	Vein	Inferred	7.1	176	40.0	N/A	N/A
Morococha (92.2%)	Peru	Vein/Mantos	Inferred	7.5	159	38.2	N/A	N/A
La Colorada	Mexico	Vein	Inferred	3.4	275	30.1	0.28	31.1
Quiruvilca	Peru	Vein	Inferred	1.4	109	4.7	0.59	25.7
Alamo Dorado	Mexico	Disseminated	Inferred	0.4	57	0.7	0.91	11.1
Manantial Espejo	Argentina	Vein	Inferred	1.6	89	4.6	1.07	54.7
San Vicente (95%)	Bolivia	Vein	Inferred	2.8	353	32.2	N/A	N/A
Navidad	Argentina	Mantos, Diss.	Inferred	45.9	81	119.4	N/A	N/A
Pico Machay	Peru	Disseminated	Inferred	23.9	N/A	NA	0.58	445.7
Calcatreu	Argentina	Vein	Inferred	3.4	17	1.8	2.06	226.0
TOTAL (i)			Inferred	97.3	115	271.7	0.73	794.4

HISTORICAL ESTIMATES
Property	Location	Unclassified	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (000’s oz)
Hog Heaven (ii)	USA	Historical	2.7	167	14.6	0.62	53.9
Hog Heaven (ii)	USA	Historical	7.6	133	32.7	0.70	171.9
Waterloo (iii)	USA	Historical	33.8	93	100.9	N/A	N/A
TOTAL (i)		Historical	44.1	104	148.2	0.68	225.8
Notes:	Mineral Reserves and Resources are as defined by Canadian Institute of Mining Guidelines.
Mineral Resources do not have demonstrated economic viability.
This table illustrates Pan American Silver Corp’s share of Mineral Reserves and Resources. Properties in which Pan American Silver has less than 100% interest are noted next to the property name.

Metal prices used for all Mines: Ag: $25/oz, Au: $1,350/oz, Pb: $1,850/tonne, Cu: $6,500/tonne, Zn $1,750/tonne.
Metal prices used for Navidad were Ag: $12.52/oz and Pb: $1,100/tonne.
Metal prices used for Calcatreu were Ag: $12.50/oz and Au: $650/oz.

(i)	Totals may not add-up due to rounding.
(ii)
The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate).  Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible Resources	4,500,000	2.41	0.020
Inferred Resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101-compliant categories of Mineral Resources based on information prepared by or under the supervision of a QP.  These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "Proven Reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "Indicated Mineral Resources".

The Company believes that the historical estimate categories of "Proven & Possible Reserves", "heap leach ore stockpile", "Possible Resources" and "Inferred Resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "Inferred Mineral Resources".

(iii)
The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968.  In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate).  Michael Steinmann, P.Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "Measured and Indicated Reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "Indicated Mineral Resource."  However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as NI 43-101 compliant categories of Mineral Resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Mineral Resource and Reserve estimates for Huaron, Quiruvilca, San Vicente, La Colorada, Manantial Espejo, Alamo Dorado, Morococha, Pico Machay and Calcatreu were prepared under the supervision or were reviewed by Michael Steinmann, P. Geo., Executive Vice-President Geology & Exploration and Martin G. Wafforn, P. Eng., Vice-President Mine Engineering as Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101”).  Navidad Mineral Resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources, formerly Sr. Consultant of Snowden Mining Industry Consultants, also a Qualified Person as that term is defined in NI 43-101.  Reserve/Resource estimates for Silver Stockpiles were prepared in previous years by other Qualified Persons.  Mineral Resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this press release.

About Pan American Silver

Pan American Silveris the world’s second-largest primary silver producer.  The Company’s mission is to become the world’s largest low-cost primary Silver mining company by increasing its silver production and silver Mineral Reserves.  The Company has seven mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro, Argentina and is the operator of the La Preciosa joint venture project in Durango, Mexico.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION.  SUCH FORWARD-LOOKING STATEMENTS AND INFORMATION INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS AS TO: THE ACCURACY OF ESTIMATED MINERAL RESERVES AND RESOURCES, ANTICIPATED RESULTS OF FUTURE EXPLORATION, AND FORECAST FUTURE PRECIOUS METAL PRICES. AND EXPECTATIONS THAT ENVIRONMENTAL, PERMITTING, LEGAL, TITLE, TAXATION, SOCIO-ECONOMIC, POLITICAL, MARKETING OR OTHER ISSUES WILL NOT MATERIALLY AFFECT ESTIMATES OF MINERAL RESERVES.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING,

METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS PRESS RELEASE USES THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”.  U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY.  UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES.  DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS.  HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES.  THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.